Exhibit 8.1

[Form of Opinion of Kirkland & Ellis LLP]

[Date]

NRG Energy, Inc.

211 Carnegie Center

Princeton, New Jersey 08540

Ladies and Gentlemen:

We have acted as counsel to NRG Energy, Inc., a Delaware corporation (the “NRG”), in connection with the merger (the “Merger”) occurring pursuant to the Agreement and Plan of Merger, dated July 20, 2012 (the “Agreement”), by and among NRG, Plus Merger Corporation a Delaware corporation and a wholly-owned subsidiary of NRG (“Merger Sub”), and GenOn Energy, Inc., a Delaware corporation (“GenOn”).  This opinion is being delivered in connection with the filing of the Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), including the joint proxy statement/prospectus forming a part thereo. Capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Agreement.

For purposes of the opinion set forth below, we have examined and relied upon, without independent investigation or verification, the accuracy and completeness both initially and continuing as of the Effective Time, of the facts, information, representations, covenants and agreements contained in the Agreement, the Registration Statement and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.  We also have relied on the factual statements and representations made by NRG, Merger Sub and GenOn in their respective officer’s certificates delivered to us for purposes of this opinion (the “Certificates”). We have assumed that the Certificates are true, complete and correct and will continue to be true, complete and correct at all times up to and including the Effective Time and thereafter and that the Merger will be consummated in accordance with the terms of the Agreement and as described in the Registration Statement (and no transaction or condition described therein and affecting this opinion will be waived by any party). If any of the above described assumptions are untrue for any reason or if the transaction is consummated in a manner that is different from the manner described in the Agreement or the Registration Statement, our opinion as expressed below may be adversely affected.

Based upon and subject to the foregoing, and based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, judicial decisions, revenue rulings and revenue procedures of the Internal Revenue Service (the “IRS”), and other administrative pronouncements, all as in effect on the date hereof, it is our opinion that for U.S. federal income tax purposes, (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and (ii) a GenOn stockholder whose shares of GenOn common stock are exchanged in the Merger for shares of NRG common stock will not recognize gain or loss, except to the extent of cash, if any, received in lieu of a fractional share of NRG common stock.

Our opinion is based on current U.S. federal income tax law and administrative practice, and we do not undertake to advise you as to any future changes in U.S. federal income tax law or administrative practice that may affect our opinion unless we are specifically retained to do so. Further, legal opinions are not binding upon the IRS and there can be no assurance that contrary positions may not be asserted by the IRS.  We express no opinion concerning any tax matter other than as described above.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Sincerely,